INVEST IN **QUORUM X DIAGNOSTICS**

The first 4-minute at-home Antigen test for COVID

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covid NOW
by Quorum X Diagnostics
Real-Time Detection Kit
First at-home Covid-19 Antigen Test
COVIDNOW®
4 min at-home Antigen test for Covid.
Other Rapid Tests
Multiplex Test for Pneumonia, Bronchitis, UTI, Yeast Infection and Bacterial Vaginosis.
Quorum X Diagnostics
"When Bacteria Speak, We Listen."
We are a Quorum Sensing Rapid Diagnostic Company
QXD-1
Fast test for Pseudomonal Pneumonia.

LEAD INVESTOR



Tom Dolezal

Covid19 has changed all of our lives. Even as vaccines are widely available, there is still a significant need for rapid testing at long term care facilities, sporting events, cruise ships, internationally, and a multitude of other applications. COVIDNOW can meet this need. In addition to Covid19, the technology that Maria and her team have developed could potentially be applied to other conditions, such as the test for Pseudomonal Pneumonia. Can you envision a future where people can quickly and cheaply test for various ailments as opposed to lengthy, tedious, expensive doctor's visits or blood work? I can; Quorum X Diagnostics has that potential. Further, having talked with Maria on multiple occasions, it is clear she is deeply passionate about Quorum X Diagnostics and their mission. This is in addition to her being a brilliant scientist, sophisticated businesswoman, and great leader. She and her team have proven their ability to execute over the past year, and I am confident that she will continue to do so. Together, we can enhance the world (and potentially earn a sizeable return, evidenced by Quorum X Diagnostic's significant increase in valuation since the last round). Will you join us?

Invested $5,000 this round & $55,000 previously

quorumxdiagnostics.com Atlanta GA

Technology | Bio Tech | Hard Tech | Medical Device | Life Science

Highlights

1. 💸 $630K raised in 2020, $170K raised in 2021 thus far ($120K Private, $50K Wefunder)
2. 💥 We went from idea to a Covid product to FDA application in under a year.
3. 🔬 Tested 350+ patient samples, results confirmed by 2 independent labs
4. 👩‍🔬 Team consists of 5 doctors & an Army of interns
5. 💰 3 established Go-To-Market Strategies & National distribution with help of Physician 360.
6. 📌 Anticipated Market Demand of 60-90M tests weekly

Our Team



Dr. Maria Nagy CEO

Ph.D. microbiologist. Quorum Sensing Expert. Academia/Research/Industry-QA/QC. At GSU she built a hybrid research lab/class based on my graduate research, that ran for 7 years. At its height, she had 21 researchers all doing independent projects.



Dr. Maria Nagy CEO

Ph.D. microbiologist. Quorum Sensing Expert. Academia/Research/Industry-QA/QC. At GSU she built a hybrid research lab/class based on my graduate research, that ran for 7 years. At its height, she had 21 researchers all doing independent projects.

Global need. We realized we could use the same unique technology (that was used to build our QXD-1 Fast test for Pseudomonal Pneumonia) and use it to build a test for COVID.



Dr. Angel A. Rivera CTO

Proud Graduate of UAB, seasoned scientist of 25 yrs and he has published over 80 peer-reviewed journal articles over various topics.



Dr. Rodney Nash Advisor

CEO of Jeevan Bioscience, CSO/Product Manager of Omni International, and Board Member, Children's Health Care of Atlanta-Scottish Rite.



Mr. Azad Rahman Advisor



10 years Former Deloitte Manager and Supply Chain Expert and CEO of Alana Athletica.



Eric Woods Advisor/Investor

Experienced researcher in materials science, chemistry, and biology and a former patent examiner.



Dr. Navi Jhita Advisor

NIH Post-Doctoral Fellow in Cancer Immunology and Vaccines, Department of Pediatrics, Division of Immunology, The Lowrance Center, Emory University.



Sherri Williams Fundraising & Marketing

Enthusiastic & energetic marketing consultant (& investor) with marketing experience in the scientific research sector also have a Certified Marketing Director designation from years spent in shopping center marketing/sales/advertising.



Victoria Chumney Powell QXD- National Sales Director

Launched new aesthetic product line and company branding. Owner / Operator of Wellness Center and Spa Owner / Operator of $5M insurance agency from 1999-2017. MA-PRTM from NCSU BA-SPCM from LSU



Mark Koepsel Interim CFO

Global and International Business, Fortune 500 SABRE Award. Extensive International Commercial Experience Transforming Growth & Profitability. Improves Operational Performance. The Tensar Corporation University of Wisconsin



Bill Schwartz Advisor CEO of the CEO Alliance

Owner CEO Alliance Owner Sautee Mountain Retreat 50+ years of experience training CEOs. Consulting Fortune 500 companies, and authoring 2 books on leadership. Director of two MBA programs on Organizational Change and Leadership

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The first 4-minute at-home Antigen test for COVID


CovidNow HOW TO Instructional Video | At-home antigen te...
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We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. **Presently, we are only taking Reservations! This means right now no monies will be taken, however; you can reserve your investment now. It is only when we hit 50K raised and file our schedule C paperwork and go live. At that point Wefunder will send you an update and ask you if you are still interested in investing and to confirm your investment amount. It will only draw funds if you confirm your investment at that time.**

QXD "Secret Sauce"

QXD taps into Quorum Sensing (QS), or microbial communication.


Microbes use QS signals to


coordinate attack
Each bacterial species uses its own signature signal
Bacteria cannot attack the body until there is a high amount of signal
QXD screens patient samples to identify & quantify bacteria and determine their next move.
This allows for the fastest patient diagnostics & optimized treatment.
Platform is extendable to majority of microbial infections.


COVIDNOW® App + AI
Results in 4 min,
FASTEST TEST on the market
• Step-by-step video instruction
• AI technology* to analyze the results
• Official certificate of results to share
• Data aggregation and analytic potential
• Immediate connectivity to Physician 360 telemedicine service
Negative


COVIDNOW® Differentiation & IP
• QXD technology detects spike surface proteins
- Fastest test on the market at 4 min
- Unique in that only detects active virus
- Detects US, UK, South African, Delta, and Omicron variants
- 98% accuracy, 94% sensitivity, 100% specificity
• Competitive COVID tests require splitting the virus to detect internal N proteins--May detect inactive as well as active virus for false positive
• QXD technology supported by trademark and three patent applications
1. USPTO Provisional Patent "Detection of SARS-CoV-2 Antigen" May 2021
2. USPTO Provisional Patent "QXD Custom COVIDNOW Dispensing Tube".
3. USPTO Provisional Patent "QXD Custom COVIDNOW
• Smart Phone Application & AI Technology".
• Trademarks
1. U.S. Trademark Application "COVIDNOW".
SARS-CoV-2


COVIDNOW® Current Opportunity
• Presently, Preparing for FDA EUA resubmission
• FDA is Fast Tracking at-home kit approvals
• Insurance is covering the costs on kits which reduces consumer burden
• Will develop Brand Recognition
• Will solidify our supply and distribution channels
• Revenue will springboard development of our pipeline
****
• Plus, we can help a ton of people, with a superior product!
• Manufacturing capacity:
• 2-10M kits a month
• Distribution channels:
• Can be nationwide in 1000+ drugstores within weeks of approval via our Physician 360 partnership
• Shopify website ready to launch
• 4-sales people ready for distribution


Our Present Investment Opportunity: Goal #3
350K investment will be utilized for last minute retesting:
100K secured, 250K still needed.
*We are raising 250K on a SAFE with a 25M valuation
Fund Utilization:
(work to be completed in 4 months or less upon received investment)
• Bacteria & supplies-11%
• Outsourced lab Retesting & Expedited Fees-21%
• Statistician-17%
• FDA Consultant-17%
• Team (nominal salaries)-23%
• Overhead-11%
Total 350K

HIGHLIGHTS:

- The 4-minute COVIDNOW® antigen test currently has the fastest development time compared to competitive products that currently have EUA approval

EUA approval.

- COVIDNOW® is SIMPLE. It was designed to be easy to make self-testing at-home a viable option for everyone!
- QXD's COVIDNOW® test is an antigen test vs. an antibody test meaning it can detect active infection.
- The sensitivity of the COVIDNOW® test is able to detect an active infection in asymptomatic individuals.
- COVIDNOW® **does not** require a prescription.
- The COVIDNOW® APP uses the latest in A.I. technology making it possible to analyze the test cassette result much sharper than that of the naked eye.
- The sample from the COVIDNOW® test **does not** have to be sent off to a lab; it is not a collection kit.
- QXD has partnered with Physician 360, a telemedicine service, to provide immediate connectivity to a board-certified physician for a consultation.
- The QXD COVIDNOW® at-home test kit has a mobile phone APP that using AI technology and works in conjunction with the telemedicine service.
- QXD's partnership with Physician 360, the telemedicine service, provides an additional distribution channel through P360 kiosks located in 1,000+ stores across all 50 states.
- All patent applications required for the proprietary technology used to produce QXD's rapid diagnostic tests have been submitted and are currently pending.
- QXD has a clear exit strategy. Within five years continue the development of the proprietary technology and build out the scientific and organizational infrastructure of the business model at which point it would be optimal for a larger corporation to take the vision to the next level.
- **COVIDNOW® is pending EUA approval**

Making an investment is a huge decision and one that we don't take lightly. Rest assured, we are dedicated, determined, and passionate about what we are doing.

QXD has an amazing team and we're the team to get it DONE!

Downloads

QXD Sept 2021 Deck.pptx